UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Vitamin Shoppe, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92849E101

(CUSIP Number)

Carlson Capital, L.P.

Attn: Joe Brucchieri

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2017

Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92849E101

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,630,576 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,630,576 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,576 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 6.85%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 92849E101

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 467,367 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 467,367 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,367 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 1.96%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 92849E101

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,040 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,040 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,040 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.37%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 92849E101

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,750 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,750 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,750 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.26%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 92849E101

1	NAMES OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,788 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,788 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,788 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.17%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 92849E101

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,287,521 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,287,521 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,521 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9.60%
14	TYPE OF REPORTING PERSON PN; IA

SCHEDULE 13D

CUSIP No. 92849E101

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,287,521 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,287,521 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,521 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9.60%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 92849E101

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,287,521 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,287,521 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,521 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9.60%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 92849E101

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,287,521 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,287,521 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,521 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9.60%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Vitamin Shoppe, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on April 22, 2015, as amended by Amendment No. 1 thereto filed on July 31, 2015, Amendment No. 2 thereto filed on October 13, 2015, Amendment No. 3 thereto filed on January 12, 2016 and Amendment No. 4 thereto filed on February 24, 2016 (the “Original Schedule 13D” and, together with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 5 is being filed to amend Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D as follows:

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is amended to add the following information for updating:

Black Diamond SRI Offshore Ltd. no longer may be deemed to beneficially own Common Shares and is therefore no longer a “Fund” or a “Reporting Person” for purposes of this Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended and restated to read as follows:

The Reporting Persons used approximately $50,905,597 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended to add the following information for updating:

On February 21, 2017, the Issuer entered into an Agreement (the “Amended Agreement”) with the Reporting Persons, which amended and restated the Agreement among such parties dated January 12, 2016 (the “Original Agreement”) and pursuant to which, among other things, the Issuer will, as promptly as practical, increase the size of the Board by two (2) directors to twelve (12) directors such that there would be two (2) vacancies on the Board and appoint (i) a highly qualified independent director (who shall not be a current or former employee, advisor, consultant or Affiliate (as defined in the Amended Agreement) of the Reporting Persons or any of their Affiliates or a former member of management of the Issuer) to be proposed by the Reporting Persons and agreed to by the Issuer in accordance with certain review obligations of the Issuer (the “Initial New Director”) to fill one newly created vacancy and (ii) a highly qualified independent director selected by the Issuer (the “Subsequent New Director” and, together with the Initial New Director, the “New Directors”) to fill the other newly created vacancy. In addition, pursuant to the Amended Agreement, (a) the Reporting Persons shall have the right to privately recommend to the Board one or more candidates for appointment as the Subsequent New Director, which recommendations shall be considered by the Issuer in good faith, (b) the Issuer will include the New Directors and Guillermo G. Marmol, who was recommended by the Reporting Persons and appointed to the Board pursuant to the Original Agreement (the “2016 Director”), in its slate of nominees for election to the Board at the Issuer’s 2017 annual meeting of shareholders (the “2017 Annual Meeting”), (c) the Issuer will use its reasonable best efforts to cause the election of the 2016 Director and New Directors to the Board at the 2017 Annual Meeting, including recommending that the Issuer’s stockholders vote in favor of the election of the 2016 Director and New

Directors along with all other Issuer nominees, (d) at the 2017 Annual Meeting, two (2) of the directors serving on the Board on the date hereof (other than the 2016 Director and Initial New Director) shall not be nominated for re-election as directors by the Issuer and the Board shall take all necessary actions to decrease the size of the Board from twelve (12) members to ten (10) members effective immediately after the 2017 Annual Meeting and (e) after the 2017 Annual Meeting and through the completion of the Issuer’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”), the Board shall not increase the size of the Board to more than ten (10) directors; provided, that, during the period between the 2017 Annual Meeting and the 2018 Annual Meeting, the Issuer shall be permitted to increase the size of the Board in order to appoint additional highly qualified independent directors, so long as an equivalent number of directors serving on the Board on the date the Amended Agreement do not stand for re-election at the 2018 Annual Meeting and the Reporting Persons shall have the right to privately recommend to the Nomination and Governance Committee one or more candidates for appointment as such additional directors, which recommendations shall be considered by the Issuer in good faith.

Pursuant to the Amended Agreement, (i) subject to compliance with New York Stock Exchange listing requirements, the 2016 Director will be appointed to the Nomination and Governance Committee of the Board and (ii) if the Board forms any new committee during the Standstill Period (as defined below), at least one of (a) the Initial New Director or (b) the 2016 Director, shall be appointed to such committee unless the Board reasonably determines that the appointment of such director would not comply with applicable legal or stock exchange listing requirements or that such director does not have the relevant expertise or experience necessary or appropriate to serve on such committee.

Pursuant to the Amended Agreement, the Reporting Persons, subject to certain exceptions, have agreed to certain standstill obligations during the Standstill Period, including the obligation to not solicit proxies or consents, and not to acquire more than 15% of the Common Shares. “Standstill Period” means the period from the date of the Amended Agreement until 12:01 a.m. on the thirtieth (30th) day prior to the advance notice deadline for making director nominations at the 2018 Annual Meeting.

Until the end of the Standstill Period, the Reporting Persons have generally agreed to vote all of their Common Shares for all directors nominated by the Board for election at the 2017 Annual Meeting, and in favor of auditor ratification and “say-on-pay” proposals, and in accordance with the recommendation of the Board on any other proposals or other business that comes before such meeting provided that such recommendation is unanimous and includes the affirmative vote of the 2016 Director and New Directors (other than any proposals relating to certain extraordinary transactions or any amendment to the Issuer’s organizational documents).

If at any time the Reporting Persons ceases to hold a net long position, as defined in the Amended Agreement, in at least 5% of the outstanding Common Shares, certain of the Issuer’s obligations terminate and the Issuer shall not be obligated to nominate the 2016 Director or New Directors for election to the Board.

The foregoing description of the Amended Agreement is qualified in its entirety by reference to the full text of the Amended Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are amended and restated as follows:

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 2,287,521 Common Shares. Based upon a total of 23,816,518 Common Shares outstanding as of October 14, 2016, as reported in the Issuer’s Annual Report on Form 10-Q for the fiscal year ended September 24, 2016, filed with the Securities and Exchange Commission on November 2, 2016, the Reporting Persons’ shares represent approximately 9.60% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 1,630,576 Common Shares reported herein as owned by DOF, (ii) the 467,367 Common Shares reported herein as owned by ROF, (iii) the 88,040 Common Shares reported herein as owned by RVC, (iv) the 61,750 Common Shares reported herein as owned by OFF, and (vi) the 39,788 Common Shares reported herein as owned by AOF. The Accounts no longer own any Common Shares.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons in the past sixty (60) days is set forth in Appendix A hereto and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED IN EXHIBITS

Exhibit Number	Description of Exhibit

1	Agreement, dated February 21, 2017, by and among the Issuer and the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 21, 2017

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

Appendix A

TRANSACTIONS IN THE ISSUER’S COMMON SHARES BY THE REPORTING PERSONS SINCE AMENDMENT NO. 3

The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty (60) days. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.
Type	Qty.	Price	Trade Date
Sell	63.00	25.1	12/27/2016
Sell	608.00	25.1	12/27/2016
Black Diamond Offshore Ltd
Type	Qty.	Price	Trade Date
Sell	23.00	25.1	12/27/2016
Black Diamond Relative Value Offshore Ltd.
Type	Qty.	Price	Trade Date
Sell	53.00	25.1	12/27/2016
Sell	373.00	25.1	12/27/2016
Black Diamond Relative Value Cayman, L.P.
Type	Qty.	Price	Trade Date
Sell	69.00	25.1	12/27/2016
Sell	11.00	25.1	12/27/2016